EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
012 Smile.Communications Ltd.

We consent to the use of our report dated July 10, 2007, except for Note 14 as to which the date is October 10, 2007, with respect to the combined balance sheets of 012 Smile.Communications Ltd. and its subsidiary as of December 31, 2006 and 2005, and the related combined statements of operations, changes in Parent Company Investment and cash flows for each of the years in the three-year period ended December 31, 2006, incorporated by reference herein.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
A member firm of KPMG International

Tel Aviv, Israel
April 7, 2008